Exhibit 99.1

BIONDVAX PHARMACEUTICALS LTD.

Jerusalem BioPark, 2nd Floor

Hadassah Ein Kerem Campus

Jerusalem, Israel

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

To Be Held on May 16, 2022

The Annual General Meeting of Shareholders of BiondVax Pharmaceuticals Ltd. (the “Company”) will be held at the offices of Gross & Co., One Azrieli Center, Tel Aviv 6701101, Israel on May 16, 2022 at 4:00 p.m. Israel time, or at any adjournments thereof (the “Meeting”) for the following purposes:

1.	To approve the re-election of Mark Germain to the board of directors, to serve until the third annual meeting after the Meeting.

2.	To approve the re-election of Dr. George Lowell to the board of directors, to serve until the third annual meeting after the Meeting.

3.	To approve a 2021 cash bonus for Amir Reichman, Chief Executive Officer of the Company.

4.	To approve a 2021 cash bonus for Elad Mark, Chief Operating Officer of the Company, and Dr. Tamar Ben-Yedidya, Chief Scientific Officer of the Company.

5.	To approve a one-time payment to Mark Germain, chairman of the board of directors, for special recent efforts on behalf of the Company.

6.	To approve a 2022 cash bonus plan for Mr. Reichman, based on the achievement of certain Company milestones.

7.	To approve certain amendments to the Company’s service agreement with Mr. Germain.

8.	To approve and ratify the appointment of Kost Forer Gabbay & Kasierer, certified public accountants in Israel and a member of Ernst & Young Global, as the Company’s auditors for the year 2022 and for an additional period until the next annual meeting.

In addition, shareholders at the Meeting will have an opportunity to review and ask questions regarding the financial statements of the Company for the fiscal year ended December 31, 2021.

The Company is currently unaware of any other matters that may be raised at the Meeting. Should any other matters be properly raised at the Meeting, the persons designated as proxies shall vote according to their own judgment on those matters.

Only holders of record of ordinary shares, no par value (the “Ordinary Shares”), and holders of record of ADSs, evidenced by American Depositary Receipts issued by The Bank of New York Mellon, at the close of business on April 11, 2022 (the “Record Date”) shall be entitled to receive notice of and to vote at the Meeting.

The Board of Directors recommends that you vote FOR each of the proposals, as specified on the form of proxy to be provided separately.

Whether or not you plan to attend the Meeting, it is important that your Ordinary Shares be represented. Accordingly, you are kindly requested to (i) vote online or (ii) complete, date, sign and mail the proxy to be provided separately at your earliest convenience. Execution of a proxy will not in any way affect a shareholder’s right to attend the Meeting and vote in person, and any person giving a proxy has the right to revoke it at any time before it is exercised.

ADS holders should return their proxies by the date set forth on their form of proxy.

This Notice and the documents mentioned therein, as well as the proposed resolutions on the agenda, can be viewed at the Company’s registered office on Jerusalem BioPark, 2nd Floor, Hadassah Ein Kerem Campus, Jerusalem, Israel, Tel: +972-(8)-930-2529, Sunday through Thursday between 10:00-15:00, and also will be made available to the public on the Company’s website http://www.biondvax.com, and the SEC’s website at http://www.sec.gov.

By Order of the Board of Directors,

Mark Germain
Chairman of the Board of Directors

Jerusalem, Israel

April 8, 2022